VIA FACSIMILE AND U.S. MAIL

                                                     February 7,
2005

W. Peter Day
Chief Financial Officer
Amcor Limited
679 Victoria Street
Abbotsford, Victoria 3067 Australia

	RE:	Form 20-F for the fiscal year ended June 30, 2004
      File No. 0-18893

Dear Mr. Day:

		We have reviewed the filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED JUNE 30, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.






Item 3 - Key Information

Selected Financial Data, page 5

2. Since each American Depositary Share represents four Ordinary
Shares, please also disclose per share information on an American
Depositary Share basis.

Item 5 - Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 36

3. Please tell us whether there have been any revisions to the credit ratings disclosed on page 37.

Contractual and Commercial Commitments, page 39

4. Please revise your table of contractual cash obligations to include estimated interest payments on your debt, planned funding of pension benefit obligations and estimated payments under your interest rate swaps and foreign currency contracts. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Item 8 - Financial Information

Anti-Trust Investigations and Related Management Changes, page 56

5. Please advise us of the current status of the possible anti-trust violations and your investigation of the matters. Please include any updated information on estimated penalties and damages. In addition, please tell us whether your investigation to date indicates that the laws of any other country besides Australia and New Zealand may have been violated. We note that you conduct business in about 40 countries.

6. Please furnish us with a copy of the interim report of your legal advisors that the Board of Directors received on about December 6, 2004. We assume that this report provides information with respect to your announcement made on November 23, 2004 and the information received by you which lead to that announcement. It appears that information was initially received by you on November 19, 2004 in response to a request made on November 10, 2004 to the Australian Federal Court.




Item 15 - Controls and Procedures, page 73

7. You indicate that the Company`s disclosure controls and
procedures
were effective except for the conduct related to possible breaches in
Australian and New Zealand competition laws. Given the exception noted, it remains unclear whether your Executive Chairman and the Chief Financial Officer have concluded that your disclosure controls
and procedures are effective.   Please amend your 20-F for the
year
ended June 30, 2004 to state in clear and unqualified language, the conclusions reached by your Executive Chairman and Chief Financial Officer on the effectiveness of your disclosure controls and procedures. You should not, however, state that your disclosure controls and procedures are effective except to the extent they are not effective. If true, you can state that your disclosure controls and procedures are effective including the consideration of the identified matter, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matter. See Question 5 of
Frequently Asked Questions on Management`s Report on Internal
Control
Over Financial Reporting and Certification of Disclosure in
Exchange
Act Periodic Reports.

Financial Statements

Note 1 - Accounting Policies

(12) - Inventories, page F-15

8. Disclose your flow of cost assumption (FIFO, Average, etc) used to value inventory. In addition, expand your accounting policy note for inventory to address the policy followed with respect to the recognition of diminution in value as shown in Note 8.

Note 33 - Reconciliation of Accounts to US GAAP

Consolidated Statement of Cash Flows, page F-89

9. In your US GAAP Adjustment (o) - Non Recourse Receivables Securitization Program, you indicate that under Australian GAAP these receivables are treated as sold. However, under US GAAP, these receivables are re-instated and the cash received is treated as a secured borrowing. Please tell us whether the receipt of cash is recorded in operating activities or financing activities in your statement of cash flows under Australian GAAP. If the cash received is included in operating activities, please disclose in the reconciliation of accounts to US GAAP the impact of these transactions on the statement of cash flows for all periods presented. If the cash received is included in financing activities, please disclose that the impact on the statement of cash flows is consistent with US GAAP. See paragraph 22(a) of SFAS 95 as amended by SFAS 102.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ernest Greene, Staff Accountant, at (202)
942-
8091, or in his absence, Nathan Cheney, Assistant Chief Accountant at
(202) 942-1804, if you have questions regarding comments on the financial statements and related matters.
							Sincerely,



							Rufus Decker
      						Accounting Branch Chief

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Mr. W. Peter Day
February 7, 2005
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE